SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
(Amendment No. 1)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

SPHERIX INCORPORATED

 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001

 (Title of Class of Securities)

84842R304

 (CUSIP Number)

September 26, 2013

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 84842R304

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES	5	SOLE VOTING POWER 61,627(1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 106,162(1) (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 61,627(1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 106,162 (1) (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,789 (1) (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.99% (3)
12	TYPE OF REPORTING PERSON* IN

(1)
Excludes 429,303 shares of Series D Preferred Stock which are convertible into shares of Common Stock on a one for ten basis.  The Series D Preferred Stock may not be converted and the holder may not receive shares of the Company’s Common Stock such that the number of shares of Common Stock held by it and its affiliates after such conversion exceeds 4.99% of the then issued and outstanding shares of Common Stock, The restriction described above may be waived, in whole or in part, upon sixty-one (61) days prior notice by the holder to the Company.  The number of shares reflected above is limited accordingly.

(2)
Represents 106,162 shares of Common Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“GRQ Roth 401K”).  Excludes 59,203 shares of Series D Preferred Stock held by GRQ Roth 401K, 6,924 shares of Series D Preferred Stock held by GRQ Consultants, Inc. 401K (“GRQ 401K”), and 6,924 shares of Series D Preferred Stock held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ DBP”).  The Series D Preferred Stock is convertible into shares of Common Stock on a one for ten basis.  The Series D Preferred Stock may not be converted and the holder may not receive shares of the Company’s Common Stock such that the number of shares of Common Stock held by it and its affiliates after such conversion exceeds 4.99% of the then issued and outstanding shares of Common Stock, The restriction described above may be waived, in whole or in part, upon sixty-one (61) days prior notice by the holder to the Company.  The number of shares reflected above is limited accordingly.  Barry Honig is the trustee of  GRQ Roth 401K and GRQ 401K and the beneficiary of GRQ DBP and in such positions is deemed to hold voting and dispositive power over securities of the Company held by such entities.

(3)	Based on 2,407,371 shares outstanding as of September 26, 2013.

CUSIP No. 84842R304

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 106,162 (1) (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 106,162 (1) (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,162 (1) (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4% (2)
12	TYPE OF REPORTING PERSON* OO

(1)
Represents 106,162 shares of Common Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“GRQ Roth 401K”).  Excludes 59,203 shares of Series D Preferred Stock held by GRQ Roth 401K, 6,924 shares of Series D Preferred Stock held by GRQ Consultants, Inc. 401K (“GRQ 401K”), and 6,924 shares of Series D Preferred Stock held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ DBP”).  The Series D Preferred Stock is convertible into shares of Common Stock on a one for ten basis.  The Series D Preferred Stock may not be converted and the holder may not receive shares of the Company’s Common Stock such that the number of shares of Common Stock held by it and its affiliates after such conversion exceeds 4.99% of the then issued and outstanding shares of Common Stock, The restriction described above may be waived, in whole or in part, upon sixty-one (61) days prior notice by the holder to the Company.  The number of shares reflected above is limited accordingly.  Barry Honig is the trustee of  GRQ Roth 401K and GRQ 401K and the beneficiary of GRQ DBP and in such positions is deemed to hold voting and dispositive power over securities of the Company held by such entities.

(2)	Based on 2,407,371 shares outstanding as of September 26, 2013.

Item 1(a).            Name of Issuer:

Spherix Incorporated

Item 1(b).            Address of Issuer's Principal Executive Offices:

7927 Jones Branch Drive, Suite 3125, Tysons Corner, VA 22102

Item 2(a).            Name of Person Filing.

The statement is filed on behalf of Barry Honig and GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“GRQ Roth 401K”, together with Mr. Honig, the “Reporting Persons”).

Item 2(b).            Address of Principal Business Office or, if None, Residence.

555 South Federal Highway, #450, Boca Raton, FL 33432

Item 2(c).            Citizenship.

United States/Florida

Item 2(d).            Title of Class of Securities.

Common Stock, par value $0.0001.

Item 2(e).            CUSIP Number.

84842R304

Item 3.                 Type of Person

Not applicable.

Item 4.                 Ownership.

(a) Amount beneficially owned: 167,789 (1) (2).

(b) Percent of class: 6.99% (3).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 61,627 (1)

(ii) Shared power to vote or to direct the vote: 106,162 (2)

(iii) Sole power to dispose or to direct the disposition of: 61,627 (1)

(iv) Shared power to dispose or to direct the disposition of: 106,162 (2)

(1)
Excludes 429,303 shares of Series D Preferred Stock which are convertible into shares of Common Stock on a one for ten basis.  The Series D Preferred Stock may not be converted and the holder may not receive shares of the Company’s Common Stock such that the number of shares of Common Stock held by it and its affiliates after such conversion exceeds 4.99% of the then issued and outstanding shares of Common Stock, The restriction described above may be waived, in whole or in part, upon sixty-one (61) days prior notice by the holder to the Company.  The number of shares reflected above is limited accordingly.

(2)
Represents 106,162 shares of Common Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“GRQ Roth 401K”).  Excludes 59,203 shares of Series D Preferred Stock held by GRQ Roth 401K, 6,924 shares of Series D Preferred Stock held by GRQ Consultants, Inc. 401K (“GRQ 401K”), and 6,924 shares of Series D Preferred Stock held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ DBP”).  The Series D Preferred Stock is convertible into shares of Common Stock on a one for ten basis.  The Series D Preferred Stock may not be converted and the holder may not receive shares of the Company’s Common Stock such that the number of shares of Common Stock held by it and its affiliates after such conversion exceeds 4.99% of the then issued and outstanding shares of Common Stock, The restriction described above may be waived, in whole or in part, upon sixty-one (61) days prior notice by the holder to the Company.  The number of shares reflected above is limited accordingly.  Barry Honig is the trustee of  GRQ Roth 401K and GRQ 401K and the beneficiary of GRQ DBP and in such positions is deemed to hold voting and dispositive power over securities of the Company held by such entities.

(3)	Based on 2,407,371 shares outstanding as of September 26, 2013.

Item 5.                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.               Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRQ Consultants, Inc. Roth 401K FBO Barry Honig

Date: September 26, 2013	By:	/s/ Barry Honig
Barry Honig
Trustee

Date: September 26, 2013		/s/ Barry Honig
Barry Honig